UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

August 8, 2017 (August 8, 2017)

C. R. Bard, Inc.

(Exact name of registrant as specified in its charter)

New Jersey	001-6926	22-1454160
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

730 Central Avenue Murray Hill, New Jersey		07974
(Address of principal executive offices)		(Zip code)

(908) 277-8000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07	Submission of Matters to Vote of Security Holders.

C. R. Bard, Inc., a New Jersey corporation (the “Company”), held its special meeting of shareholders (the “Special Meeting”) on August 8, 2017 pursuant to a definitive merger proxy statement filed with the Securities and Exchange Commission on June 30, 2017. Descriptions of each of the proposals voted upon at the Special Meeting are contained in the definitive merger proxy statement. At the close of business on June 22, 2017, the record date of the Special Meeting, the Company had 72,613,245 shares of common stock issued and outstanding. The holders of a total of 52,103,843 shares of common stock were present at the Special Meeting, either in person or by proxy, which constituted a quorum for purposes of the Special Meeting.

The following is a summary of the proposals voted on at the Special Meeting, including the number of votes cast for and against, and the number of abstentions and broker non-votes, with respect to each proposal.

(1)	The shareholders approved the Agreement and Plan of Merger, dated as of April 23, 2017, as it may be amended from time to time, by and among the Company, Becton, Dickinson and Company, a New Jersey corporation (“BD”), and Lambda Corp., a New Jersey corporation and a wholly owned subsidiary of BD (the “merger agreement”), as follows:

For	Against	Abstain	Broker Non-Votes
51,436,465	405,699	261,679	N/A

(2)	The shareholders did not approve, on an advisory (non-binding) basis, certain compensation arrangements for the Company’s named executive officers in connection with the merger contemplated by the merger agreement, as follows:

For	Against	Abstain	Broker Non-Votes
23,640,843	28,101,995	361,005	N/A

(3)	The shareholders approved the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the merger agreement, as follows:

For	Against	Abstain	Broker Non-Votes
46,853,594	4,982,135	268,114	N/A

Item 8.01	Other Events.

On August 8, 2017, the Company and BD issued a joint press release (the “Press Release”) announcing the results of the Special Meeting. A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description of Exhibit

99.1	Press Release, dated as of August 8, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

C. R. Bard, Inc.
(Registrant)

Date: August 8, 2017	/s/ Richard C. Rosenzweig
Name: Richard C. Rosenzweig
Title: Vice President, Law and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release, dated as of August 8, 2017